Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

LEGAL UPDATE

Brisbane, Australia 15 September 2009: Progen Pharmaceuticals Limited (ASX : PGL; Nasdaq : PGLA) has today provided an update of the legal proceedings underway in the Supreme Court of Queensland as mentioned in the announcement of 4 August 2009.

On 4 August 2009, Progen instituted proceedings in the Supreme Court of Queensland against various shareholders alleged to have contravened section 606 of the Corporations Act 2001. Progen is seeking an order to restrain the Respondents from contravening section 606 of the Corporations Act 2001, and further or alternatively, an order vesting all of the Respondents’ shareholdings in Progen in the Australian Securities & Investment Commission.

On 14 September 2009, a directions hearing took place before the Supreme Court of Queensland and the proceeding was provisionally allocated a trial date beginning in early February 2010.

About Progen

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms of angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the United States of America.

www.progen-pharma.com

For more information:	T Justus Homburg	Paul Dixon
	Chief Executive Officer	Company Secretary
	+61 7 3842 3333	+61 7 3842 3333